

July 30, 2012

Via E-mail
Mr. Jan J. Nooitgedagt
Chief Financial Officer
Aegon N.V.
AEGONplein 50
PO Box 85
2501 CB The Hague
The Netherlands

Re: Aegon N.V.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed March 23, 2012
File No. 001-10882

Dear Mr. Nooitgedagt:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Business Overview
Results of Operations, page 16

1. You disclose your use of a non-IFRS measure, underlying earnings before tax, and present its reconciliation to the most comparable IFRS measure here and in note 5 to the consolidated financial statements. It appears that this measure is your measure of profit or loss for each reportable segment under paragraph 23 of IFRS 8 and consistent with the guidance in Question 104.04 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures that only the consolidated underlying earnings before tax is a non-IFRS measure. Please confirm whether this observation is true. If so, please provide us a proposed revised title to be included in future Forms 20-F of your "Non-IFRS Total" column in note 5 to your consolidated financial statements that removes the reference to the non-IFRS total as solely in the context of the reconciliation of your segment measure

of profit or loss to the consolidated totals under paragraph 28b of IFRS 8, this column is not a non-IFRS measure. Otherwise, tell us how your presentation is appropriate and reference for us the authoritative literature you rely upon to support your presentation.

2. In the consolidated tables on pages 16 and 21 you provide what appears to be a second non-IFRS measure, net underlying earnings. Presumably this measure is the after-tax equivalent of underlying earnings before tax. Please provide us proposed revised disclosure to be included in future Forms 20-F that reconciles this measure to the most comparable IFRS measure and clarifies how you use this measure.

3. Beginning in the individual segment tables on page 24 you also disclose net underlying earnings. As you do not appear to include this as segment measure of profit or loss in note 5 to your consolidated financial statement, it appears that this individual segment measure is a non-IFRS measure. Please provide us proposed revised disclosure to be included in future Forms 20-F that reconciles this measure to the most comparable IFRS measure and clarifies how you use this measure.

Consolidated Financial Statements of AEGON N.V.
Consolidated Income Statement, page 132

4. Regarding your earnings per share presentation, please address the following for us:
    - You disclose that earnings per share and diluted earnings per share in 2010 are EUR 0.83. Please tell us what these amounts represent and how you determined them.
    - Please tell us why the earnings per share after potential attribution to convertible core capital securities of EUR 0.76 in 2010 and the diluted earnings per share after conversion of convertible core capital securities of EUR 0.68 are not your basic and diluted earnings per share, respectively, as presented in Note 19.
    - Please tell us how your earnings per share, excluding premium on convertible core capital securities is not a non-IFRS measure precluded from disclosure on the face of your financial statements or in the accompanying notes under Item 10(e)(1)(ii)(C) of Regulation S-K.

Notes to the Consolidated Financial Statements of AEGON N.V.
Note 47: Capital and Solvency, page 289

5. On page 290 you disclose Total Capital Base and indicate that it is a non-IFRS measure. As the disclosure of non-IFRS amounts in the note to the financial statements is precluded under Item 10(e)(1)(ii)(C) of Regulation S-K, please represent to us that you will move this disclosure to your capital and liquidity management disclosure in future Forms 20-F. Otherwise, please explain to us why disclosure in the financial statements is appropriate and reference for us the authoritative literature relied upon to support your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant